Asylum Brewing
Profit and Loss
January 1 - June 3, 2025

		Total
Income		
Drink Sales		95,058.07
Refunds		
Wholesale Revenue		48,631.84
Uncategorized Income		
Total Income	$	**143,689.91**
Cost of Goods Sold		
Misc.		
Bar Supplies		2,139.47
Brewing Supplies		6,650.00
Equipment Maintenance		
Total Cost of goods sold	$	8,789.47
Total Cost of Goods Sold	$	**8,789.47**
Gross Profit	$	**134,900.44**
Expenses		
Advertising & marketing		491.12
Business licenses		341.00
Contract labor		
Employee benefits		
Employee retirement plans		
Health insurance & accident plans		
Officers' life insurance		524.71
Total Employee benefits	$	524.71
Entertainment		391.39
General business expenses		28,434.04
Bank fees & service charges		225.22
Memberships & subscriptions		175.95
Total General business expenses	$	28,835.21
Insurance		
Business insurance		3,570.27
Liability insurance		1,240.55
Specialty Insurance		
Total Insurance	$	4,810.82
Legal & accounting services		219.80
Office expenses		193.55
Merchant account fees		425.63
Office supplies		699.00
Shipping & postage		8.20
Software & apps		708.44
Total Office expenses	$	2,034.82
Payroll expenses		19,043.55
Salaries & wages		12,617.18
Tips Paid		
Total Payroll expenses	$	31,660.73


Initial

Asylum Brewing
Profit and Loss
January 1 - June 3, 2025

Payroll processing fee		
Rent		16,074.00
Repairs & maintenance		2,181.03
sales taxes		6,984.97
Square Fees		369.00
Supplies		467.92
Supplies & materials		31.76
Total Supplies	$	499.68
Taproom Expenses		
Taproom Supplies		
Taxes paid		
Payroll taxes		13,934.72
State		2,101.44
Total Taxes paid	$	16,036.16
Travel		2.00
Meals		
Transportation		52.66
Vehicle rental		275.96
Total Travel	$	330.62
Uncategorized Expense		1,540.00
Utilities		
Electricity		10,193.34
Gas		513.68
Internet & TV services		1,978.95
Phone service		522.17
Water & sewer		828.00
Total Utilities	$	14,036.14
Total Expenses	**$**	**127,361.20**
Net Operating Income	**$**	**7,539.24**
Other Income		
Credit card rewards		150.74
Tax exempt investment interest		244.94
Total Other Income	$	395.68
Other Expenses		
Vehicle expenses		
Parking & tolls		
Vehicle gas & fuel		
Vehicle insurance		
Vehicle repairs		
Total Vehicle expenses	$	0.00
Total Other Expenses	$	0.00
Net Other Income	$	395.68
Net Income	**$**	**7,934.92**



Asylum Brewing

Balance Sheet as of June 3, 2025

Assets

Current Assets	
Cash	51,618.43
Accounts Receivable	10,000.00
Inventory	50,000.00
Other Current Assets	5,000.00
Total Current Assets	116,618.43
Non-Current Assets	
Property, Plant, and Equipment (Net)	229,585.21
Other Long-Term Assets	0
Total Non-Current Assets	229,585.21
Total Assets	**346,203.64**
Liabilities and Equity	
Current Liabilities	
Accounts Payable	58,327.28
Other Current Liabilities	8,000.00
Total Current Liabilities	66,327.28
Non-Current Liabilities	
Long-Term Debt	35,600.00
Other Long-Term Liabilities	37,000.00
Total Non-Current Liabilities	72,600.00
Total Liabilities	**138,927.28**
Equity	
Common Stock	10,000.00
Additional Paid-In Capital	116,000.00
Retained Earnings	81,276.36
Total Equity	**207,276.36**
Total Liabilities and Equity	**346,203.64**



Asylum Brewing Statement of Cash Flow

January 1 - June 3, 2025

Category	Amount ($)
Cash Flow from Operating Activities	
Net Income	7,934.92
Adjustments:	
(No non-cash adjustments)	0.00
Changes in Working Capital:	
(Assumed zero change)	0.00
Net Cash from Operating Activities	7,934.92
Cash Flow from Investing Activities	
(No investing data)	0.00
Net Cash from Investing Activities	0.00
Cash Flow from Financing Activities	
(No financing data)	0.00
Net Cash from Financing Activities	0.00
Net Increase in Cash	7,934.92
Cash at Beginning of Period	43683.51
Cash at End of Period	= 43683.51 + 7,934.92


Initial